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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D


                    Under the Securities Exchange Act of 1934
                               (Amendment No. 8)*

                         The First Australia Fund, Inc.
                                (Name of Issuer)

                         Common Stock ($.01 par value)
                         (Title of Class of Securities)

                                   318652104
                                 (CUSIP Number)

                             Meredith M. Brown, Esq.
                              Debevoise & Plimpton
                                875 Third Avenue
                               New York, NY 10022
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                                January 18, 2001
             (Date of Event which Requires Filing of this Statement)

            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), (f) or (g), check the following box [ ].

            Note: Schedules filed in paper format shall include a signed original and five copies of the Schedule, including all exhibits. See
Section 240.13d-7(b) for other parties to whom copies are to be sent.

            The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).
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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Laurence Freedman
    I.R.S. No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP          (a) [ ]
                                                              (b) [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS
    AF, PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS                                   2(d) OR 2(e)[ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Australia

                  7   SOLE VOTING POWER

 NUMBER OF
   SHARES              4,000
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY
    EACH               0
  REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               4,000
                 10   SHARED DISPOSITIVE POWER

                       0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                       4,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                       0.0%

14    TYPE OF REPORTING PERSON
                  IN


                                       2
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1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    Brian Sherman
    I.R.S. No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [ ]

3   SEC USE ONLY


4   SOURCE OF FUNDS
    AF, PF

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS

                                                        2(d) OR 2(e)[ ]
6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Australia

                  7   SOLE VOTING POWER
 NUMBER OF
   SHARES              4,000
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY
    EACH               0
  REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON
    WITH               4,000
                 10   SHARED DISPOSITIVE POWER

                       0

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      4,000

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
      0.0%

14    TYPE OF REPORTING PERSON
      IN

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EquitiLink Limited
    I.R.S. No.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP            (a) [ ]
                                                                (b) [ ]
3   SEC USE ONLY


4   SOURCE OF FUNDS
      WC, BK


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    New South Wales, Australia

                  7   SOLE VOTING POWER

 NUMBER OF
   SHARES             None
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY
    EACH              None
  REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              None
                 10   SHARED DISPOSITIVE POWER

                      None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                  None

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14    TYPE OF REPORTING PERSON
      HC, CO

1   NAME OF REPORTING PERSON
    I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    EquitiLink U.S.A., Inc.
    I.R.S. No. 521635331

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP      (a) [ ]
                                                          (b) [ ]
3   SEC USE ONLY


4   SOURCE OF FUNDS
    AF

5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)[ ]


6   CITIZENSHIP OR PLACE OF ORGANIZATION
    Delaware

                  7   SOLE VOTING POWER

 NUMBER OF
   SHARES             None
BENEFICIALLY      8   SHARED VOTING POWER
  OWNED BY
    EACH              None
  REPORTING       9   SOLE DISPOSITIVE POWER
   PERSON
    WITH              None
                 10   SHARED DISPOSITIVE POWER

                      None

11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                  None

12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  [ ]

13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                  0.0%

14    TYPE OF REPORTING PERSON
      CO

                              Statement on Schedule 13D


      This Amendment No. 8 amends and supplements Items 4, 5 and 6 of the
      Schedule 13D of the Reporting Persons with respect to the shares of common stock, par value $.01 per share, of The First Australia Fund, Inc. (the "Fund") as originally filed on April 1, 1999 and as amended by Amendment No. 1 thereto filed on July 9, 1999, Amendment No. 2 thereto filed on August 27, 1999, Amendment No. 3 thereto filed on September 30, 1999, Amendment No. 4 thereto filed on October 21, 1999, Amendment No. 5 thereto filed on November 4, 1999, Amendment No. 6 thereto filed on December 7, 1999 and Amendment No. 7 thereto filed on November 14, 2000.

      1. Items 4 and 6 of the Schedule 13D are hereby amended by adding thereto the following:

              On January 18, 2001, EquitiLink Holdings Limited, EquitiLink Limited, EquitiLink International Management Limited, and EquitiLink U.S.A., Inc. (the "Sellers") sold 2,742,461 shares of Common Stock to Mira, L.P. ("Mira") pursuant to the Stock Purchase Agreement (the "Stock Purchase Agreement"), dated as of November 10, 2000, between the Sellers and Mira. The aggregate sales price was $16,891,914.28. The shares of Common Stock sold constituted all of the Common Stock beneficially owned by the Reporting Persons, except for 4,000 shares held by each of Laurence Freedman and Brian Sherman. On December 21, 2000, EquitiLink International Limited sold 5,447 shares on the open market at $5.9375 per share.

      2. Item 5 of the Schedule 13D is hereby amended by adding thereto the following:

              (a) The Reporting Persons beneficially own an aggregate of 8,000 shares of Common Stock, constituting approximately 0.0% of the outstanding shares of Common Stock (computed on the basis of 17,189,998 shares of Common Stock outstanding as of October 31, 2000 as reported in the Fund's Annual Report to the SEC on Form N-30D for the year ended October 31, 2000). In the aggregate, all persons named in Item 2 and Annex A to the Schedule 13D as originally filed on April 1, 1999, which is incorporated herein by reference, beneficially own 8,000 shares of Common Stock, which represents approximately 0.0% of the outstanding shares of Common Stock.

              (b) Each of Laurence Freedman and Brian Sherman owns 4,000 shares of Common Stock, respectively, with sole voting and dispositive power for all such shares.

              (c) On January 18, 2001, the Sellers sold 2,742,461 shares of Common Stock to Mira pursuant to the Stock Purchase Agreement.
              On December 21, 2000, EquitiLink International Limited sold 5,447 shares on the open market at $5.9375 per share.


              (e) On January 18, 2001, the Reporting Persons ceased to be the beneficial owners of more than five percent of the Common Stock.

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                                    SIGNATURE


            After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement with respect to the undersigned is true, complete and correct.

   Date:  January 22, 2001


                                  /s/ Laurence Freedman
                                -----------------------------------------
                                Laurence Freedman


                                   /s/ Brian Sherman
                                 ----------------------------------------
                                  Brian Sherman


                               EQUITILINK LIMITED


                                 By: /s/ Barry Sechos
                                -----------------------------------------
                                    Name:  Barry Sechos
                                    Title:    Director


                                EQUITILINK U.S.A., INC.


                                By:    /s/ Richard P. Strickler
                                -----------------------------------------
                                    Name:  Richard P. Strickler
                                    Title:    Managing Director


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